GARY B. WOLFF, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@verizon.net

November 15, 2010

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

TK Star Design, Inc. (the “Company”)

File No.: 333-156457

Dear Mr. Spirgel:

This letter responds to your letter dated October 1, 2010 relating to TK Star Design’s Form 10-K for the Year Ended December 31, 2009, and its Form 10Qs for the quarters ended March 31, 2010 and June 30, 2010.  The paragraph numbers below correspond to the numbered comments in your comment letter dated October 1, 2010.

Form 10-K for the Year Ended December 31, 2009

General

1.

The Company’s Form 10-Qs for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009 have all been filed and were received by the SEC on September 1, 2010. All of the financial statements and other information required by the Form 10-K for the year ended December 31, 2008 have been included in other documents that have been filed with the SEC. We sent a request to the SEC to permit us not to file the Form 10-K for the year ended December 31, 2008 given that all required information is available in other filings. The response to our request from Mr. Steven Jacobs, Assistant Chief Accountant, is attached.

2.

The Company has not had any equipment sales in many years which is why there is no discussion about such sales in any periodic filing.

Cover Page

3.

We are not sure what paragraph in the Form 10-K is being referred to in the Comment.

Risk Factors

4.

The delinquent reports have been filed and were received by the SEC on September 1, 2010.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

5.

The requested revisions have been made in the Amended Form 10-K.

Operations

6.

The requested revisions have been made in the Amended Form 10-K. Disclosure was expanded indicating that revenue changes were linked entirely to the financial conditions affecting our principal customer.

Liquidity

7.

The requested revisions have been made in the Amended Form 10-K.

Gary B. Wolff, P.C.

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

November 15, 2010

Re:

TK Star Design, Inc. (the “Company”)

File No.: 333-156457

Controls and Procedures

8.

The requested revisions have been made in the Amended Form 10-K.

Evaluation of Disclosure Controls and Procedures

9.

We have made certain revisions in the Amended Form 10-K. Throughout the document, it is made clear that there is only one employee. Therefore, all information that is received by the Company is received by him and is not communicated through levels of individuals or departments.

Directors, Executive Officers and Corporate Governance

10.

The disclosures indicate that Mr. Kinney founded the Company and is its principal shareholder. The disclosures also indicate that Mr. Kowalsky has had experiences in the gym industry.

11.

The requested revisions have been made in the Amended Form 10-K.

Exhibits and Financial Statement Schedules

12.

The requested revisions have been made in the Amended Form 10-K.

Form 10-Q for the Quarter Ended March 31, 2010

Management’s Annual Report on Internal Control Over Financial Reporting

13.

The requested revisions have been made in the Amended Form 10-Q.

Form 10-Q for the Quarter Ended June 30, 2010

Management’s Annual Report on Internal Control Over Financial Reporting

14.

The requested revisions have been made in the Amended Form 10-Q.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

Enclosure

cc:

TK Star Design, Inc.